Invesco ETFs

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

June 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Jaea Hahn

Re:	Invesco Exchange-Traded Fund Trust

File Nos. 333-102228; 811-21265

Responses to Comments on Post-Effective Amendment No. 287

Dear Ms. Hahn:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed to us via telephone on June 17, 2021, regarding Post-Effective Amendment No. 287 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Fund Trust (the “Trust”), which is also Post-Effective Amendment No. 289 to the Trust’s registration statement under the Investment Company Act of 1940, as amended. The Amendment was filed with the SEC on April 23, 2021 to reflect changes to the investment objective, principal investment strategy, index provider and underlying index of the Invesco Financial Preferred ETF (the “Fund”), to become effective as of the close of markets on June 30, 2021. For your convenience, each of your comments, as we understand them, is repeated below with the Trust’s responses immediately following. Defined terms used below have the same meanings as in the Amendment.

We also hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

1.	Comment:	Please provide a completed fee table and expense example for the Fund, as required by Item 3 of Form N-1A. Please also confirm that any fees associated with creation and redemption activity are not reflected in such fee table and example.

	Response:	A completed fee table and expense example for the Fund is contained in Appendix A to this letter. We confirm that the fee table and example do not reflect fees associated with creation or redemption activity.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

June 23, 2021

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 684-5902 or Mark Greer at (312) 964-3505.

Sincerely,

/s/Anita De Frank
Anita De Frank Counsel

cc:	Adam Henkel, Esq.

Eric Purple, Esq.

Alan Goldberg, Esq.

Mark Greer, Esq.

Appendix A

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.50%
Other Expenses(1)	0.05%
Total Annual Fund Operating Expenses	0.55%

(1)	“Other Expenses” have been restated to reflect current fees.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years	5 Years	10 Years
$56	$176	$307	$689